Filed by QWEST COMMUNICATIONS INTERNATIONAL INC.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: QWEST COMMUNICATIONS INTERNATIONAL INC.

Commission File No.: 001-15577

Important Information for Investors and Stockholders

In connection with the proposed transaction, CenturyTel, Inc. (“CenturyLink”) will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of CenturyLink and Qwest Communications International Inc. (“Qwest”) that also constitute a prospectus of CenturyLink, and will be sent to the stockholders of Qwest. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, because they will contain important information about Qwest, CenturyLink and the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Qwest upon written request to Qwest Communications International Inc., 1801 California Street, 51st floor, Denver, Colorado 80202, Attention: Shareowner Relations or by calling 1-800-567-7296, or from CenturyLink, upon written request to CenturyLink, 100 CenturyTel Drive, Monroe, Louisiana, 71203, Attention: Corporate Secretary. Qwest, CenturyLink and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Qwest may be found in its 2009 Annual Report on Form 10-K filed with the SEC on February 16, 2010, and in its definitive proxy statement relating to its 2010 Annual Meeting of Stockholders filed with the SEC on March 17, 2010. Information about the directors and executive officers of CenturyLink may be found in its 2009 Annual Report on Form 10-K filed with the SEC on March 1, 2010, and definitive proxy statement relating to its 2010 Annual Meeting of Shareholders filed with the SEC on April 7, 2010. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

This communication does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Dear Colleagues:

This is the first in a series of updates you will receive as we work through the integration planning process and subsequent combination of our two companies. Only three weeks have passed since we announced the transaction, but already we have several important developments to share.

Regulatory Process and Approval Update

There are several items to update on the regulatory and approval process:

•                 On Monday, May 10, our companies filed an Application for Consent to Transfer Control (commonly known as a 214 application) with the Federal Communications Commission.

•                 Over the next few weeks, we also will file for approval in more than 20 states where we have local operating territories or conduct business as an interexchange carrier or CLEC.

•                 Today, we plan to file a notification of the transaction (commonly known as a Hart-Scott-Rodino filing), formally initiating antitrust review by the Department of Justice.

•                 In addition, in the next few weeks we will file a joint preliminary proxy statement with the Securities and Exchange Commission.

•                 Shareholders from each company will have to approve the transaction as well. We currently anticipate conducting shareholder meetings in the August 2010 timeframe.

We anticipate having all approvals and completing the transaction in the first half of 2011.

Integration

In the next few weeks, we expect to make additional announcements regarding the remaining members of the combined company senior leadership team, who will drive the planning of the new organization. We don’t expect that additional personnel decisions will be made until later this year. We understand this process will cause anxiety, but we must take a measured approach to our staffing decisions. We will update you on these decisions as we get further into the process.

We’ve taken an important step in naming strong leaders in our respective companies to manage integration planning. Maxine Moreau, senior vice president of Centralized Operations for CenturyLink, and Matt Rotter, vice president of Network Operations for Colorado and Wyoming for Qwest, will partner in the development and execution of our overall integration plan. They each bring a wealth of knowledge and expertise to their roles and will lead a process that is thoughtful, well-organized and seamless for our customers.

Integration work will proceed according to a disciplined plan, and it’s important that we don’t get ahead of the plan. The integration team will reach out to various organizations as needed for information and assistance to aid in integration planning.

Please keep in mind that until the transaction closes, we will remain separate and independent companies and must continue to operate as such. We need to be especially careful that we fully comply with antitrust laws. While we will be planning for post-closing business activities, we must maintain the competitive status quo between our companies and not take any steps — for example, exchange sensitive corporate information or make joint agreements — that would be detrimental to competition between the two companies, particularly if the transaction should not close.

We have worked hard to be known as companies and people of integrity, and protecting our reputations for transparency and legal compliance must continue to be one of our highest priorities.

Stay Focused on the Business

Competition isn’t going to take a breather while we work our way through the approval and integration process. We must continue to work diligently to execute the strategies of our respective companies and win wherever we compete. Nothing is changing for now — and for months to come — about the way we conduct our businesses, go to market or serve our customers.

If you have direct contact with customers, please do your best to ensure that every interaction is a positive one. If you are responsible for the network, engineer and operate it to be as efficient and reliable as possible. If your work has a direct impact on revenues, pursue every opportunity to retain and grow them. The best way to ensure we are successful over the long term is to give our full attention to the work we’ve been entrusted with today.

We greatly appreciate all you are doing to create success for our companies. Look for more updates in the near future.

Glen Post
CenturyLink CEO and President

Ed Mueller
Qwest Chairman and CEO

Forward Looking Statements

Except for the historical and factual information contained herein, the matters set forth in this communication, including statements regarding the expected timing and benefits of the acquisition such as efficiencies, cost savings, enhanced revenues, growth potential, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as “estimates,” “expects,” “projects,” “plans,” and similar expressions are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control.  Actual events and results may differ materially from those anticipated, estimated or projected if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to: the ability of the parties to timely and successfully receive the required approvals of regulatory agencies and their respective shareholders; the possibility that the anticipated benefits from the acquisition cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of Qwest’s operations into CenturyLink will be greater than expected; the ability of the combined company to retain and hire key personnel; the timing, success and overall effects of competition from a wide variety of competitive providers; the risks inherent in rapid technological change; the effects of ongoing changes in the regulation of the communications industry; the ability of the combined company to effectively adjust to changes in the communications industry and to successfully introduce new product or service offerings on a timely and cost-effective basis; any adverse developments in commercial disputes or legal proceedings; the ability of the combined company to utilize net operating losses in amounts projected; changes in our future cash requirements; and other risk factors and cautionary statements as detailed from time to time in each of CenturyLink’s and Qwest’s reports filed with the Securities and Exchange Commission (SEC).  There can be no assurance that the proposed acquisition will in fact be consummated.  You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors nor can we predict the impact of each such factor on the acquisition or the combined company.  You should not place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Unless legally required, CenturyLink and Qwest undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

CenturyLink and Qwest plan to file a joint proxy statement/prospectus with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about CenturyLink and Qwest, free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to CenturyLink, 100 CenturyLink Drive, Monroe, Louisiana 71203, Attention: Corporate Secretary, or to Qwest, 1801 California Street, Denver, Colorado 80202, Attention: Shareholder Relations, 51st Floor. The respective directors and executive officers of! CenturyLink and Qwest and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CenturyLink’s directors and executive officers is available in its proxy statement filed with the SEC by CenturyLink on April 7, 2010, and information regarding Qwest directors and executive officers is available in its proxy statement filed with the SEC by Qwest on March 17, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any! jurisdiction in which such offer, solicitation or sale would! be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Excerpts from Transcript of

2010 Annual Meeting of Stockholders of

Qwest Communications International Inc.

Moderator: Edward Mueller

May 12, 2010

11:30 AM ET

* * * * *

Edward Mueller:                   Thank you, Rich. I’m sure the announcement regarding Qwest and CenturyLink is top of mind for you. Before I discuss the proposed merger, I would like to take this opportunity to highlight some of Qwest’s accomplishments over the past year.

In 2009, Qwest continued to perform well in what was another challenging economic and competitive environment. To differentiate Qwest in a crowded marketplace, the company rolled out its new vision of perfecting the customer experience. Employees across the company took on the challenge to deliver a total customer experience that exceeds expectations.

During the past year, we worked toward creating exceptional customer experiences, backed by intuitive products and solutions. To that end, we conducted more research to gain a better understanding of our customers and what they want and expect from Qwest.

We’d like to share a short video that represents these customer insights.

(video playing featuring song, “Follow Through” by Gavin DeGraw)

Edward Mueller:                   We’ve made a great deal of progress in the past 12 months toward meeting our customers’ expectations and perfecting their customer experience with us.

Acting on our customers’ request to make it fast, Qwest continued to build out its fiber-to-the-node network within the 14-state region. We also increased our high-speed Internet service speeds up to 40 megabits per second down and 20 megabits per second upstream. In just over one year, we doubled our fiber-to-the-node footprint and today the network passes nearly 44 million homes.

In late March of this year, we filed an application for a $350 million federal stimulus grant to extend broadband to more than a half a million homes, schools, businesses and hospitals in our local service region that lack access to today’s high-speed Internet capability. We expect to hear if we’ve been awarded that grant by the end of September.

We also announced plans to enhance our national fiber optic network to deliver 100 gigabits per second to thousands of enterprise and government customers throughout the country. This upgrade will transport our business customers’ traffic much faster and more cost efficiently.

And in our Wholesale Markets Group, we began building out our fiber-to-the-cell-site network. This network provides wireless companies the bandwidth required to meet the growing demand for wireless data services. Since launching the service in mid-2009, we have secured contracts for thousands of cell sites.

Another insight from our customers is that they want Qwest to listen to them and over the past year, we began listening to our customers in more ways than ever before. We added new tools and functionality for current and potential customers on our qwest.com website. The click-to-chat function allows shoppers to ask questions before purchasing services.

In response to customers who needed help with installing new Qwest high-speed Internet service, we completely redesigned the installation kit to make it easy for customers to get their service up and running. We also provided them with an overview of all free, value-added services that come with Qwest high-speed service, such as access to thousands of nationwide AT&T Wi-Fi hot spots, online digital vault space to store files, desktop security and other tools.

Just over a year ago, a group of innovative, highly collaborative Qwest employees had an idea. That idea was to use social media tools to communicate with customers on their terms. This idea turned into a pilot program we called “Talk to Qwest.”

The program’s initial concept was to give customers a new way to communicate with Qwest, using the popular social networking and micro-blogging site Twitter. Today, Talk to Qwest is more than a pilot program. In fact, it’s a great success story for our company. Talk to Qwest is a virtual online support group, with thousands of followers on Twitter. It has expanded to Facebook and other social media forums, but, most importantly, the positive interaction thousands of Qwest customers have had with our Talk to Qwest team has turned many of our customers into advocates for our company.

The Talk to Qwest team just celebrated its first anniversary a few weeks ago and I’m pleased that the team is here with us today, to be recognized for their efforts. Typically, I would introduce them, but being the unique, creative group that they are, the Talk to Qwest team put together its own introduction.

(video)

Edward Mueller:                   You really don’t get off this easy. You will get to stand up. So when I call your name— a great video they put together by themselves and, I would say, cost effectively, probably using a camera in front of their face. But this team represents what Qwest is trying to do with our customer base and we are really, really proud of you. So when I call your name, stand up and stay standing.

Karen Allison, Brian “B” Avila — you all have nicknames, I guess — Michael Crowley, Steph Lake, Rich Lilya, Mark Marquez, Steve Schwartz, Joshua “Sipp” Sippola — I wonder where he got his nickname — and Cory Tidwell. Let’s all give them a round of applause.

(applause)

Edward Mueller:                   You can sit down now. That’s good. Thanks.

This team represents the passion that we hope our customers experience through those efforts and we thank you for traveling here today and we, more importantly, thank you for what you do every day in your jobs.

There are many more stories like these that demonstrate our progress towards the over-arching goal of perfecting our customer experience and I wish I had time to share all of them. What these accomplishments translate is to a stronger financial foundation.

In 2009 Qwest generated the highest free cash flow and adjusted EBITDA margins since the merger with US West almost 10 years ago. We continue with our disciplined investments in areas of profitable growth. Our strategic revenues, which include broadband, voice-over-IP, video, IP networking hosting services, grew 6% over the previous year.

The Qwest stock price is up 20% from a year ago and we returned more than $550 million to shareholders through our quarterly dividend. Since this time last year, shareholders have received a total return of 28%. This compares to a 6% total return for our peers in the S&P Telecom Index.

We also significantly strengthened our balance sheet. In total, we continued to reduce our net debt and increase overall cash and cash equivalents to $2.4 billion.

We continued the strong momentum in improving our balance sheet this year. In February, we announced that by the same time in 2011 we expect to reduce our total debt by $3.5 billion. To date, we’ve already accomplished $1.5 billion of the reduction.

Another important step toward improving the balance sheet is the proposed combination of CenturyLink and Qwest. This transaction accelerates our efforts to achieve investment-grade consideration and greater financial strength and flexibility. The combined company will become an even stronger competitor as a national player, with substantially increased scale and scope.

The breadth of the national and local networks will allow us to deliver a compelling suite of communication services, including high-speed Internet, video entertainment, data hosting, cloud computing, as well as fiber back-haul and other advanced strategic services. The Qwest-CenturyLink combination creates new strategic opportunities with our industry participants, including marketing partners and network suppliers.

And our shareholders receive several benefits. The combined company will have greater financial flexibility through the generation of significantly more free cash and a stronger balance sheet. After the close, you will receive a higher dividend. Your current annual dividend of $0.32 per share will increase to the equivalent of about $0.48 per share. You also will participate in the upside potential of the combined company through ownership in CenturyLink stock. And, finally, your stock receives a 15% premium, based on the closing price on the day of the announcement.

Both Qwest and CenturyLink have a deep bench of experienced executive talent and we’re in the process of naming the complete senior management team for the combined company. I’m pleased that Chris Ancell will be the President of the combined company’s Business Markets Group, which will maintain its presence here in Denver.

Chris has been with Qwest for 10 years and has done a remarkable job heading up our business group over the past year. This unit serves enterprise and government customers across the country and generates approximately $4 billion in annual revenues.

In addition, four members of the Qwest Board, including myself, will join the CenturyLink Board.

We already have begun planning for the integration of our two companies and the regulatory approval process has begun. In fact, on Monday our companies filed with the FCC. In the next week, we expect to file with the Department of Justice and beginning in the next few days and over the next couple of weeks, we will make a number of state filings. We are confident that we’ll receive all the necessary approvals to be able to close the merger in the first half of 2011.

Both Qwest and CenturyLink reported strong first quarter 2010 results last week, with Qwest reporting improved revenue trends and expanded EBITDA margins. I, along with the entire Qwest management team, will be working very hard to keep this momentum going throughout the rest of the year and into the close of the transaction. I am very confident that our merger with CenturyLink will further bolster our results and drive superior shareholder value.

I would now like to begin the discussion period on matters relating to the business. If you have a question or comment, please go to one of the microphones positioned around the room. Let me just remind everybody to please abide by the rules of conduct for the meeting. In the interest of time and as a courtesy to others, please limit your question or comments to no more than two minutes. That way we can give more people the chance to speak.

So let’s begin.

Ed Mueller:                            OK, we’ll go to microphone four.

Mary Taylor:                         Good morning.

Ed Mueller:                            Good morning.

Mary Taylor:                         My name is Mary Taylor, and I’m the vice president of the Communications Workers of America.  I’m speaking on behalf of 15,000 members of the union who work for Qwest.  CWA also represents more than 3,000 CenturyLink employees.  We want to be pleased at the prospect of a merger that could move both of these companies into the new tier of telecommunication providers.

The combination would create a telecommunications company that is more than rural and more than regional.  The merger could bring high-speed broadband to millions of customers in 37 states.  But at the moment, we have serious questions about the implications of the merger for current and future workers at Qwest and Century, for retirees from both companies, and for the communities we serve.

At Qwest, we have a long history of negotiation and a history of respect for the union wall-to-wall throughout the company.  Union and management are aligned around growing the company and achieving secure, good union jobs.  However, this has been a difficult task in this economic climate that we live in.  But, we have continued to work together and have sacrificed together.

We have three critical questions about this proposed transaction and how it might benefit employees as just as it proposes to benefit shareholders.

CenturyLink, the smaller company, is acquiring Qwest, the larger company.  Once it acquires Qwest, CenturyLink will be responsible for providing quality service to more than twice as many customers and over more than twice as many access lines than it currently handles, and relating to twice as many union employees as before.

Our first question is, what is the impact of the merger on our jobs and job security?  We’re concerned that the $575 million annually in operating cost synergies the merger projects could mean job cuts and attempts to squeeze savings from our members.  We are concerned that the synergies will come at the expense of our members’ jobs, quality service, and investment in the Qwest service area.  We are concerned that the new company has pledged to maintain the current CenturyLink annual dividend to shareholders, which would be an increase for Qwest shareholders, and that these funds will restrict the company’s ability to invest and as a result, enhance job security.

Second, we’re concerned about the historic, productive, wall-to-wall union relationship with Qwest will be sustained and expanded throughout the new corporation.

Union tolerance provides bargaining rights for all employees and the context to work through difficult issues, as well as to expand Qwest services.  Union acceptance has been a core value for Qwest and we hope that it will continue in the new corporation.

Thirdly, we are concerned about our future in the communications industry and our ability to serve our communities.  Key to this future is investment in high-speed broadband and service for every community.  We want assurance the merger provides adequate investment for our communities, enough to meet the commitment included in the new national broadband plan of one gigabyte buildout to anchor institutions like hospitals, schools, and libraries.  And the plan calls for high-speed broadband to pass 80% of households by 2015, and 50 megabits down and 20 up.

We recognize that there are many unanswered questions about this merger and that the progress of merger approvals will last a year.  It’s our hope we can address rapidly and successfully these three questions about our jobs, our bargaining rights, and our communities, and then move forward together to bring the promise of high-speed broadband and the unlimited information on the Internet to all of our children throughout the Qwest and CenturyLink service areas.  Thank you.

Ed Mueller:                            Thank you.  A couple — obviously, we’re early on in the process; we chatted before.  But, one of the— I’d like one of the tenets for you to take back to your members is, the stronger a company is financially, the better off we are, and you get that.  Both companies have a history, and obviously we know more about ours, about good relations with our union partners, and the agreements will stay in place.

As far as investment goes, we’ll have more money — you don’t have to worry about the dividend part of this — we’ll have more money to invest than before.  There will be over $3 billion, the prediction is today, of free cash flow - that’s after capital expenditures.  They bring IPTV to us.  We have no overlap in our operations, so the men and women who serve our customers, there’s no overlap of, ``You get to have a job and you don’t.’’  There are overlaps in corporate overhead functions and things like that, that go into the synergies.  We will always match workforce to workload; I mean, we will do that, and I’m sure CenturyLink does that also.

But I hope that you can take back to your teams that the combined financial capability, the deleveraging of our company, actually gives us more potential to invest.  We will not stop investing in fiber to the node.  We can’t provide IPTV, what they bring to us, in our markets if we don’t, and I think you will find that the combined company will be even more aggressive in high-speed Internet.

Now that’s on the local side.  You take the business side, this combination really allows our company now to even go after more customers, and that, again, will— Chris and his team will be an incredible way to go at the marketplace and become a very dominant, big company.  We already do well as Qwest, but take the extra markets we pick up here, it’ll be terrific.  And Roland and his team, with the fiber to the cell, the wholesale markets, there will be that much more, and we’ll have that many more customers to go after.  So, I know we don’t have all the answers now.  We provide on the Q and in our web pages, and we will continue to give you information as we get it.  But I think this really provides a great future for both our shareholders, which I’ve already talked about the benefits there.  But the shareholders benefit when the customers benefit, and we grow this company.  And that’s what we’ve been all about, and this provides a better platform.

So, I hope that as we go down the road, you’ll get as excited as we are, because this is the best way for customers, shareholders, employees, retirees, is to have the best financial company you could have.

So, thank you, and we appreciate everything you do for us.

Mary Taylor:                         Thank you.

Ed Mueller:                            We’ll go to microphone one.

Mimi Hull:                              Good morning, Ed.  Mimi Hull.

Ed Mueller:                            Good morning.  Hi, Mimi, how are you today?

Mimi Hull:                              I’m doing fine, thank you.  I am a shareholder of Qwest, I’m a retiree of Qwest, I’m president of the AUSWR, the retiree association representing the interests of over 49,000 retirees, who are very nervous, as you might imagine, about this merger.

However, today my first question revolves around any annual notice of funding that, as a retiree, I just received from Qwest, that basically states that the pension plan is underfunded by $1.064 billion, but when I look at the notes for the consolidated financial statements, that’s gone out to shareholders, the number that is represented, that the pension plan is underfunded, is $790 million.

That’s a difference of $274 million in underfunding.  Which is the correct number, and why is there a difference?

Ed Mueller:                            OK, well, that’s a challenging question, to say the least.  Let me go to the— let’s talk the numbers first.  We can have somebody in our finance group, I’m sure it’s accounting, how you account for it, and what that- so we have our CFO here, so afterwards, if you’d just look up Joe, he’s right here, he can get you to the right person, or one of his people, to answer the accounting question of that.

But more importantly, it’s about funding of the pension plan, and I think that’s how you opened up.  Our pension plan had been fund, or overfunded, for, as you well know, multiple years.  Now, the bottom line is, your pension funding is fine.  But through this economic meltdown over the last several years, pensions, because of the equities that were in our pension, we dipped down below the 100% mark.  But, we are in a much better position than most companies and our funding is not in jeopardy.  We have plenty of cash to do that.  As a matter of fact, we didn’t have to put any cash in, in 2009, we do not anticipate, in 2010, and potentially in 2011, because the momentum and the way the pension funds work, and the way we account for our liabilities, we’ll have plenty of money going forward, and there may be a potential several hundred million out in the future.

But, rest assured, your pension fund is secure.  This merger does nothing but make it more secure.  In addition, the pension funding will stay the same— the pension plans don’t change in the merger.  So I think you should take away, this is good for the retiree pension plan.  The number part of this, we’d fund you over to— or send you over to Joe, if that helps you with the- the answer to that.

Mimi Hull:                              Yes, it does.  Is part of the reason that contributions are not currently being made to the pension plan because of the deferral by federal legislation?

Ed Mueller:                            Well, mainly because, and I’m not the expert — Joe can give you the very detailed list — but kind of the way to think about this is, there are rules of what you have to do and they are strict rules to make sure you don’t underfund your pension plan.  And so we take advantage of those rules to make sure that we’re not overfunding or underfunding.  When you’re overfunded, obviously you don’t have to contribute.  So that’s why we do what we do, and we watch it and things are improving.  So as things improve, the pension plan gets better funded every day.  If they go the other way, you obviously have to fund it, so it’s just the way we’re able to account for it, and the way we use our cash.

Mimi Hull:                              OK, as a part two of the pension plan question, my understanding is that the board has approved a pension plan amendment that, as of the first of this year, no employee can accrue additional service for the purpose of calculating a pension, and I’m assuming that because that amendment was approved by the board, that when the CenturyTel merger moves forward, that no one from CenturyTel will be included in the Qwest pension plan funding?

Ed Mueller:                            Well, let me— Rich negotiated the contract on that part of this.  The pension funds stay- we’ll do our pension.  But I’ll let Rich answer that part of how things go together.

Rich Baer:                              Mimi, we of course can’t answer for what CenturyLink will do in the future, of course, and they reserve the right to do what they think is necessary.  But the thing you can count on is that Qwest and CenturyLink will meet their legal obligations to the pension.  As Ed has said, the funding is only going to get better with respect to the companies once they merge, and that’s what you can count on.  As to exactly what happens to each pension, far off in the future, no one can predict that.

Mimi Hull:                              OK, thank you very much.

Ed Mueller:                            Thanks, Mimi.  Thanks for coming.

OK, Jerry, you’re up.  We turn the light on you now, Jerry.

Gerry Armstrong:                                                   Thank you.  Let there be light, and by the way, speaking of electricity, Xcel Energy meets here next week—

Ed Mueller:                                                                                   Good.  I guess you’re going to be here.

Gerry Armstrong:                                                   —darkness there.

Ed Mueller:                                                                                   OK.

Gerry Armstrong:                                                   On January 29th, it was reported that Qwest was seeking federal stimulus grants of $350 million to extend high-speed Internet service to more than 500,000 homes.  On March 3rd, ``The Wall Street Journal’’ reported that Qwest had hopes for fiber to 4,000 cellular towers over the next three years.  How are those two projects coming at this point?

Ed Mueller:                                                                                   Well, the latter one is great — we continue to take advantage, frankly, of the explosion that you all are experiencing with data on your networks and your phones — you know, the iPhones, the iPads, all the smart phones.  So that is going well.  Roland and his team have done a terrific job of really selling into this, so that’s going great.  We won’t know the outcome, Jerry, on the stimulus funding until sometime in September or maybe later.

Gerry Armstrong:                                                   OK.  When you were speaking about these projects, you referred to buzzwords such as ``clouds,’’ ``security,’’ and ``storage.’’  And if now security is to be, why can’t Qwest guarantee customer privacy?

Ed Mueller:                                                                                   Qwest does guarantee customer privacy.  So, we follow the laws, Jerry, of privacy.  We protect our customers as the laws allow.  We’re very, very mindful of the customers and their privacy.  The other words, like ``security’’ and ``cloud,’’ we could explain those if you’d like?

Gerry Armstrong:                                                   No.  The last letter I received from Mr. Baer’s office indicated there would never be a guarantee on privacy, and I’d like you to look into that for me, please.

Ed Mueller:                                                                                   OK.

Gerry Armstrong:                                                   I would appreciate it.

Ed Mueller:                                                                                   OK.  We respect privacy.  How’s that.

Gerry Armstrong:                                                   I would hope so.

Ed Mueller:                                                                                   And we follow the law.

Gerry Armstrong:                                                   $100,000— $100 million of doubtful accounts at year-end were reported in the financial statement, and there’s some other bad debts of $130 million charged to expense and there was $159 million in deductions.  What part of these bad debts were for the Internet service, telephone service, business service, residential service.  Do you have any breakdown on that?

Ed Mueller:                                                                                   I do not, but let me address the question.  Our bad debt is as good as it’s ever been, and we owe a gratitude to our accounting folks, who collect this debt.  In this financial difficult times, your company has produced better than it ever has on bad debt and continues to do that, so we should be very proud of that, Jerry,

Gerry Armstrong:                                                   OK.  And then last February, you were bullish on the al a carte video and television over the Internet.  On April 15th, we were faced with a reality on over-the-top video development through ZillianTV, which seemed to cease operations.  Qwest had $10 million invested in that.  Will that be recovered, or what is—

Ed Mueller:                                                                                   Well, that’s an ongoing investment and it’s a small investment, Jerry, for learning what we learn, and over-the-top video, I think, is coming.  We all agree with that.  So, we want to make sure we’re in the forefront of that, as things go forward.

Now, I’ll give you one more question, because we’ve got somebody standing over here.

Gerry Armstrong:                                                   I have one more question, but I do have some questions, then, about the merger, but Mr. Baer would like this question or comment, that the footnotes—

Ed Mueller:                                                                                   Do you want him to answer it?

Gerry Armstrong:                                                   Yes.  I compliment his good skill on this, that the footnotes to the annual reports of the past had several pages summarizing litigation, and it seems to be diminished and down to just two footnotes.

Ed Mueller:                                                                                   He’s doing a great job, Jerry.  You ought to be proud of him.

Gerry Armstrong:                                                   Oh, I hope he wasn’t just reducing printing costs.

Ed Mueller:                                                                                   Well, that would be a good thing, too, Jerry.

Gerry Armstrong:                                                   Yes, it would be.

Ed Mueller:                                                                                   That’s a doubleheader.

Gerry Armstrong:                                                   And I have a comment, too, about printing costs — but now- the Xcel worker, in two questions for him—

Ed Mueller:                                                                                   Wait a second — how many?  We said one more, so I’ll call on you later.

Gerry Armstrong:                                                   —on the one subject of litigation, the worker injured, is that Xcel worker, had brought against Qwest—

Ed Mueller:                                                                                   Uh-huh.

Gerry Armstrong:                                                   Has that been settled at this point, or—

Rich Baer:                                                                                          No, it has not.

Gerry Armstrong:                                                   It has not?  And then there is a civil action, 0910441, filed last November — Qwest Communications, LLC, versus Public Service of Colorado, Xcel Energy, and Xcel Energy, Inc., for negligence.  I cannot find out too much information about that.  But what is a summary of that?  It’s not posted in our financials.

Rich Baer:                                                                                          It’s not a material matter, and that’s why it’s not posted.  I’m happy to give you the details offline.  I don’t think it’s appropriate to go into any more detail right now.

Gerry Armstrong:                                                   Well, if it’s not material, can’t we settle it with a fellow utility here in Denver, or not?  What’s the problem?

Rich Baer:                                                                                            There are a lot of problems, but we always try to settle cases that should be settled, Jerry.

Gerry Armstrong:                                                   OK.  And I did mention printing.  In this morning’s newspaper, I received another one of these — as I read it, ``Why pay more for al a carte when you can have an all-you-can-eat buffet,’’ and that sounds like one of the shareholders or the retiree group talking about compensation.  But it’s an advertisement, again.

I have saved these for the year, and they told me not to bring them to the meeting, but the bag full is now seven pounds.

Ed Mueller:                                                                                   Would you like to not get any more?

Gerry Armstrong:                                                   I would like to not get any more, yes.

Ed Mueller:                                                                                   OK, we could probably handle that.

Gerry Armstrong:                                                   I also— your good friend Gary, on the board of Clorox, I challenged him a few years ago on the quality of this paper that he’s using on his annual report at Albertson’s, and he didn’t believe me.  But he was a director of Boise Cascade, he researched it very carefully, this is the kind of paper you can bury it and it’ll have a 100-year life.  Can’t we get something biodegradable?

Ed Mueller:                                                                                   We do use recycled, Jerry.

So let’s move on and let’s thank you.  We’ll move— microphone woman.

Mimi Hull:                                                                                         Thank you.  I’m still Mimi Hull.

Ed Mueller:                                                                                   You didn’t change your name?

Mimi Hull:                                                                                         I didn’t change at all

Ed Mueller:                                                                                   I’m still Ed; good to see you.

Mimi Hull:                                                                                         Nice to see you.  When we met with Rich and Felicity O’Herron back in December, we were informed that Qwest was changing their service provider for the employee Qwest service center.  And is that still on?  Is that affected at all by the CenturyTel merger?  Will it postpone it?  Will we go through several iterations of how retirees communicate with whoever the parent company is down the road?

Rich Baer:                                                                                          It is still on; it should not be impacted by the merger, and we and CenturyLink will always respect the communication lines with our retirees, and we’ll try to facilitate those as best as possible.

Mimi Hull:                                                                                         Do you have, Rich, any communication coming out about that change and can we review it?

Rich Baer:                                                                                          Felicity, do you—

Unidentified Speaker:                              [inaudible]

Mimi Hull:                                                                                         OK.

Rich Baer:                                                                                          OK.

Mimi Hull:                                                                                         That’s Part A.

Ed Mueller:                                                                                   OK.  Part B?

Mimi Hull:                                                                                         Part B — do you know yet who the four directors from Qwest, in addition to yourself, that are moving to the CenturyLink board?

Ed Mueller:                                                                                   We do not.

Mimi Hull:                                                                                         Who they will be?

Ed Mueller:                                                                                   We do not.

Mimi Hull:                                                                                         How will they be selected, or who will select them?

Ed Mueller:                                                                                   We’re just early in the process.  We’ll decide that later down the road.

Mimi Hull:                                                                                         OK.  My request to whoever they are is after— I won’t belabor you once more with all the outlandish numbers of executive compensation, but whoever you are, if you move to the CenturyTel board, and you’re tempted to pay it forward, please don’t.  Thank you.

Ed Mueller:                                                                                   Thanks, Mimi.

All right, Jerry, you can have another.

Gerry Armstrong:                                                   Hi.

Ed Mueller:                                                                                   Get up there.

Gerry Armstrong:                                                   In the interest of full disclosure, I am a shareholder of CenturyLink, so I have two proxy statements with me at this meeting.

Ed Mueller:                                                                                   Good, you’ll get a benefit here, then.

Gerry Armstrong:                                                   I’m not sure if I will get a benefit or not.

Ed Mueller:                                                                                   Yeah, we think you will.

Gerry Armstrong:                                                   Well, their governance isn’t too good.  It’s not— you know, on a scale of one to ten, Qwest is now up to a three or a four.  But I don’t think they’ll even make it to the zero point.  Their’s is pretty negative, as I read their report.

KPMG is the auditor on both sides, but in the best interests of shareholder protection of Qwest, will any other outside CPA firm be brought in to review the records of CenturyTel?

Ed Mueller:                                                                                   Well, are you talking about as the merger, or—

Gerry Armstrong:                                                   As part of the merger, yes.

Ed Mueller:                                                                                   Well, we’ve had bankers review our— not only KPMG, but we’ve had bankers review our material when we did the due diligence.  They had the same thing on their side.  There’s been multiple people look at it.  KPMG is plenty capable; they have two different teams to look at the audited financials.  They do that every day, so there’s no concern here.

Gerry Armstrong:                                                   But I remember when two different teams of Ernst & Young were taking care of KeyCorp and its acquisition of Society Bank.  Those two teams got together, but they didn’t seem to look at the problems with either one, because they both— sides had some pretty bad derivatives that had to be written off.

Ed Mueller:                                                                                   But we are very confident that our financials are solid, Jerry.

Gerry Armstrong:                                                   What is being done differently today than through the merger of Qwest and the US West?  It sounds like you are going to do the same procedures, dealing with the same cast of characters.  I don’t like that.

Ed Mueller:                                                                                   I’m not familiar with what you’re talking about.

Gerry Armstrong:                                                   Well, the investment bankers and everyone else that everyone relied on then.

Ed Mueller:                                                                                   Oh.

Gerry Armstrong:                                                   Twice we paid— U.S. West shareholders paid Merrill Lynch for fairness opinions.

Ed Mueller:                                                                                   Well, this is the standard way we go about, and how independent boards validate and understand the value of a deal.  So this is very, very typical and it serves the shareholders well.

Gerry Armstrong:                                                   All right.  The future of land lines — Qwest diminished 11% in the last year, and CenturyTel’s were down 8%.  At this rate— declining curve, the life of the land line business of the merged companies can be only eight years.  Do you think land lines are going to become something of the past?

Ed Mueller:                                                                                   Well, I believe— as it was in the past, it will be different. What level that people will maintain land lines is, you know, I think anybody’s guess, particularly with wireless substitution.

However, both companies, and I can speak to ours particularly, our push is high-speed Internet.  So, our connection to our customer is a high-speed Internet link, and that’s— we see that growing and that is our future, so that high-speed Internet link will have a component.  Some people will use voice, like they do today — people still talk.  But the important part is the growth of this would be in video, high-speed Internet applications, over-the-top, websites, and all the things that are coming, there’s an exciting future for high-speed Internet.

Now, it doesn’t justify our consumer segment. The benefit of that goes to our wholesale segment, as we carry traffic across all of our networks in this merger, as an example, allows even greater capturing of that.  So, our company has moved past being a telephone company, Jerry.  Our company is in the high-speed Internet.

Gerry Armstrong:                                                   OK, who will be rendering the fairness opinion?  Is there a finder’s fee involved in this?  Who is the investment banker you referred to?

Ed Mueller:                                                                                   We have produced, in the press release, the investment bankers, and fairness opinions, obviously, were given.

Gerry Armstrong:                                                   OK, the fairness opinions are completely forgiven.

Ed Mueller:                                                                                   Not forgiven; given.

Gerry Armstrong:                                                   OK.  All right.

Ed Mueller:                                                                                   I don’t know what we’d forgive.

Gerry Armstrong:                                                   Yes.  And the executive offices of Qwest, where will they be relocated and is CenturyTel getting in on this negotiation?  I noticed as I walked over to the meeting this morning that there was a bit of renovation going on at 931 14th Street.

Ed Mueller:                                                                                   OK, well, our buildings are always our buildings.  Will be owned buildings by CenturyLink.  Corporate headquarters, as we’ve announced, is in Louisiana.  We have a great presence here in Denver.  It will diminish, obviously, by not having a corporate headquarters.  But our BMG group will be centered here.  They’re, as we go through the transition, where it makes sense to have operations here, we will.

Gerry Armstrong:                                                   All right.  And then last but not least, the subject of say on pay, it’s near and dear to my heart, and I’d like to say I’ve been there, I’ve done that, because my track record, where it’s been accomplished, includes SuperValu, CoBiz Financial, Ecolab, Nash Finch Company, and all four are very good customers of Qwest.  Its use has been very beneficial.  And last Friday, Occidental Petroleum shareholders voted down management’s proposal of say on pay because they thought the compensation was too excessive.  I think Qwest shareholders, or CenturyLink shareholders, should have the same rights, and I think you might want to look at it and reconsider it.

Ed Mueller:                                                                                   OK, thank you.  The shareholders have voted.  Thank you very much.  Appreciate you coming, Jerry.

Gerry Armstrong:                                                   —vote on the proposal — what is your intention of enacting that?

Ed Mueller:                                                                                   Well, we’ll take the proposal and we’ll begin working on it and we’ll act responsibly and at the shareholders’ direction, so I think you can expect, like always, a good outcome, based on what the shareholders have voted.

Gerry Armstrong:                                                   I appreciate that.

Ed Mueller:                                                                                   OK, thanks, Jerry.

OK.  Let me again say thank you for all of you who have come.  Thank you for being shareholders of Qwest.  I think there’s a bright future for you as shareholders as these two companies come together.  We look forward to making a stronger, better financial company, and in that regard, our shareholders, our communities, and our employees all benefit.

If you have any questions that weren’t able to be answered today, please stop by the information desk out there.  Mimi, you’ve got to get an accounting lesson from Joe or somebody, or Joe’s gotta figure out the question here, so let’s make sure that Joe, you do that.  But if anybody else, go to one of our people here and/or the desk there.

We’d also like to say travel safe for those of you that are traveling somewhere else, and I’ll now declare the meeting adjourned.  Thank you very much.